United States securities and exchange commission logo





                            October 29, 2021

       Edward J. Wegel
       Chairman and Chief Executive Officer
       Global Crossing Airlines Group Inc.
       4200 NW 36th Street
       Building 5A
       Miami International Airport
       Miami, FL 33166

                                                        Re: Global Crossing
Airlines Group Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted October
13, 2021
                                                            CIK No. 0001846084

       Dear Mr. Wegel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. Please describe the conversion rights of the
                                                        Class B Non-Voting
Common Stock on your prospectus cover page. Refer to Item
                                                        501(b)(2) of Regulation
S-K.
 Edward J. Wegel
FirstName LastNameEdward    J. Wegel
Global Crossing Airlines Group Inc.
Comapany
October 29,NameGlobal
            2021        Crossing Airlines Group Inc.
October
Page 2 29, 2021 Page 2
FirstName LastName
2. Given that the prospectus covers the resale of shares of common stock and the resale of shares of Class B Non-Voting Common Stock, please tell us how an investor will know which class of common stock is being offered for resale by any particular selling stockholder.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

3. We note your disclosure that GEM has filed an action in the Supreme Court of the State of
         New York, County of New York, claiming a breach of your share subscription agreement. Please revise your disclosure to include the date GEM instituted the action.
         Refer to Item 103 of Regulation S-K.
Principal Stockholders, page 87

4. We note your response to our prior comment 5 and reissue it in part. Please clarify the
         extent to which any shares of    common stock    included in the
Principal Stockholders
         table are Class B Non-Voting Common Stock and ensure that the beneficial ownership disclosed here is consistent with the beneficial ownership before the offering for the principal stockholders that are also selling stockholders. For example, you disclose in the
         Principal Stockholders section that none of the principal stockholders listed in this table hold shares of Class B Non-Voting Common Stock and that the shares of common stock held by Ascent Global Logistics, Inc. includes warrants to purchase 7,537,313 shares of common stock. However, your Selling Stockholders table indicates that Ascent Global
         Logistics, Inc. only holds 1,200,000 shares of Class B Non-Voting Common Stock. In addition, your Principal Stockholders section indicates that you are registering the resale of 1,459,162 shares of common stock held by Joseph DaGrosa, Jr. However, Mr.
         DaGrosa is not included in the Selling Stockholders section. We note also that the table in the Selling Stockholders section indicates that the selling stockholders may offer for resale up to 10,022,760 shares of Class B Non-Voting Common Stock and 6,113,000 shares of common stock underlying warrants. However, this is not consistent with your disclosure that you are registering the resale of up to 10,022,760 shares of common stock issuable upon exercise of outstanding warrants and 6,113,000 shares of Class B Non-Voting
         Common Stock. Please revise.
General

5. We note your response to our prior comment 6 and reissue such comment. Your forum selection provision in your bylaws identifies the Court of
Chancery of the
         State of Delaware as the exclusive forum for certain litigation,
including any    derivative
         action,    subject to certain exceptions. Please describe your
exclusive forum provision in
         your prospectus, and disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
 Edward J. Wegel
Global Crossing Airlines Group Inc.
October 29, 2021
Page 3
      22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                             Sincerely,
FirstName LastNameEdward J. Wegel
                                                             Division of
Corporation Finance
Comapany NameGlobal Crossing Airlines Group Inc.
                                                             Office of Energy &
Transportation
October 29, 2021 Page 3
cc:       Martin T. Schrier
FirstName LastName